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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 13)

                                 PubliCARD, Inc.
                     -------------------------------------
                                (NAME OF ISSUER)

                          Common Stock, $.10 par value
                         (TITLE OF CLASS OF SECURITIES)

                                    744635103
                      -------------------------------------
                                 (CUSIP NUMBER)

                             Joel I. Greenberg, Esq.
                                Kaye Scholer LLP
                                 425 Park Avenue
                            New York, New York 10022
                                 (212) 836-8201
                      ------------------------------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                   May 1, 2002
                      -------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION THAT IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(E), 13D-1(F) OR 13D-1(G), CHECK THE FOLLOWING BOX. []

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                         (Continued on following pages)
                                  (Page 1 of 6)



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CUSIP NO. 744635103            SCHEDULE 13D                   PAGE 2 OF 6 PAGES
          ---------                                           -----------------

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1       NAMES OF REPORTING PERSONS Harry I. Freund
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
-------------------------------------------------------------------------------

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *   (a) [ ]
                                                             (b) [x]
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3       SEC USE ONLY
-------------------------------------------------------------------------------

4       SOURCE OF FUNDS *
                 PF
-------------------------------------------------------------------------------

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)                                    [ ]
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6       CITIZENSHIP OR PLACE OF ORGANIZATION
                 U.S.A.
-------------------------------------------------------------------------------

NUMBER OF SHARES
BENEFICIALLY OWNED BY
EACH REPORTING PERSON     7    SOLE VOTING POWER
WITH                           1,190,897

                          -----------------------------------------------------

                          8    SHARED VOTING POWER
                               18,454

                          -----------------------------------------------------

                          9    SOLE DISPOSITIVE POWER
                               1,190,897

                          -----------------------------------------------------

                          10   SHARED DISPOSITIVE POWER
                               18,454
-------------------------------------------------------------------------------

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               1,209,351

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        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
12      CERTAIN SHARES *                                         [ ]
-------------------------------------------------------------------------------

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               4.81%
-------------------------------------------------------------------------------

       14      TYPE OF REPORTING PERSON *
               IN
-------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!



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                        AMENDMENT NO. 13 TO SCHEDULE 13D
                        --------------------------------

              This Amendment No. 13, dated May 15, 2002, to Schedule 13D (this "STATEMENT") is filed on behalf of Harry I. Freund and amends Schedule 13D filed on behalf of Mr. Freund, as previously amended by Amendment No. 12 filed with the Securities and Exchange Commission on May 10, 2000 (the "SCHEDULE 13D"), relating to the common stock, $.10 par value (the "COMMON STOCK") of PubliCARD, Inc., a Pennsylvania corporation (the "COMPANY").

              Item 3 of the Schedule 13D is hereby amended, and Items 1, 2 and 5 of the Schedule 13D are hereby amended and restated in their entirety, as follows:

ITEM 1.       SECURITY AND ISSUER

              This Statement relates to the Common Stock of the Company. The address of the Company's principal executive offices is 620 Fifth Avenue, 7th Floor, New York, New York 10020.

ITEM 2.       IDENTITY AND BACKGROUND

              The person filing this Statement is Harry I. Freund. Mr. Freund is Chariman and co-owner of Balfour Investors Incorporated ("BALFOUR"), a registered broker-dealer. Mr. Freund is also Chairman of the Company. Mr. Freund's business address is Balfour Investors Incorporated, 620 Fifth Avenue, New York, New York 10020.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

              On the following dates, Mr. Freund acquired the following numbers of shares of Common Stock at the prices set forth below:


DATE OF PURCHASE      NUMBER OF SHARES PURCHASED    PURCHASE PRICE PER SHARE
----------------      --------------------------    ------------------------

5/24/00               125,000                       $1.875

7/19/01               17,850                        $.41

7/20/01               7,500                         $.41

7/30/01               8,500                         $.41

7/31/01               15,550                        $.41

8/7/01                12,950                        $.41

8/7/01                47,375                        $.40

8/8/01                1,050                         $.39


              The May 24, 2000 purchase of 125,000 shares of Common Stock was effected through the exercise of stock options by delivery of 64,655 shares of Common Stock with a fair market value

                                  Page 3 of 6
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on such date equal to the exercise price of such options. Mr. Freund used his personal funds to purchase the 49,400 shares of Common Stock acquired in July 2001 and the 61,375 shares of Common Stock acquired in August 2001.

                   During the period from May 9, 2000 through May 1, 2002, Mr. Freund acquired an aggregate of 235,775 shares of Common Stock as listed above and disposed of an aggregate of 905,328 shares of Common Stock, including the 64,655 shares of Common Stock delivered to the Company in payment for the exercise price of the stock options referred to above. 257,500 of such shares of Common Stock were disposed of pursuant to gifts during the period from November 13, 2000 through June 6, 2001. The remaining 583,173 shares of Common Stock were sold in open market transactions, including 514,798 shares which were sold on May 1, 2002 at a price of $.19 per share. Of the shares of Common Stock disposed of, the proceeds of the sale of 7,000 of such shares were used to pay taxes incurred as a result of Mr. Freund's exercise of stock options on May 24, 2000.

                                  Pages 4 of 6

               In addition, Mr. Freund, in his capacity as Chairman of Balfour, had been deemed to beneficially own 273,625 shares held by Balfour for its clients in discretionary accounts (as to which Mr. Freund disclaimed beneficial ownership). During the period from February 2001 through July 2001, Balfour relinquished the power it shared with such discretionary clients to dispose of or direct the disposition of the shares held in discretionary clients' accounts. Balfour no longer has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Company's Common Stock for such discretionary clients, and as such, Mr. Freund is no longer considered to beneficially own these 273,625 shares.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER

              As of the close of business on the date of this Statement, Mr. Freund may be deemed, pursuant to Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT"), and the rules and regulations thereunder, to own beneficially 1,209,351 shares of Common Stock, including shares of Common Stock which may be acquired by Mr. Freund within 60 days as follows: 286,356 shares through the exercise of stock options and 688,861 shares through the exercise of stock purchase warrants. Such shares constitute 4.81% of the 24,153,402 shares of Common Stock outstanding as of such date, calculated in accordance with Rule 13d-3 under the Exchange Act. The shares beneficially owned also include 5,454 shares of Common Stock held by Mr. Freund's spouse as to which Mr. Freund may be deemed to have shared voting and investment power but disclaims beneficial ownership. In addition, the shares of Common Stock beneficially owned also include 13,000 shares of Common Stock held by the Balfour Defined Benefits Pension Plan (the "PLAN"), for which Mr. Freund is a Trustee and Plan Administrator and in which Mr. Freund is a participant. Mr. Freund has shared voting and investment power over the 13,000 shares of Common Stock, but disclaims beneficial ownership of 5,850 shares of Common Stock held by the Plan (based on Mr. Freund's proportionate interest in the Plan of approximately 55% as of December 31, 1998).

         See Item 3 above for a description of transactions in Common Stock that were effected since May 9, 2000.

         Except as to the shares of the Company's Common Stock held by his wife and the Plan, Mr. Freund has the sole power to vote and dispose of the shares of the Company's Common Stock owned beneficially by him.

                                    * * * * *


                                  Pages 5 of 6

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         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:    May 15, 2002


                                                  /s/ HARRY I. FREUND
                                                 ------------------------------
                                                 Harry I. Freund



                                  Pages 6 of 6